ALBERTA COMPLIANCE SERVICES INC.


03050997

March 24, 2003

03 MAY 29 AM 7:21

SUPPL

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Solana Petroleum Corp. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. Revised Notice of Meeting and Record Date

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

Sherri Van Ham
Associate

encl.

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

82-4931

ALBERTA COMPLIANCE SERVICES INC.

602, 304 - 8 Avenue S W, Calgary, Alberta T2P 1C2
Ph (403) 216-8450 Fx (403) 216-8459
email: info@albertacompliance.com

REVISED

March 14, 2003

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs:

Re: Solana Petroleum Corp.

On behalf of our above captioned client, we wish to confirm the following revised dates regarding their upcoming meeting:

MEETING TYPE	Annual and Special
DATE OF MEETING	~~April 15, 2003~~ April 30, 2003
MEETING LOCATION	Calgary, AB
CLASS OF SECURITIES ENTITLED TO RECEIVE NOTICE	Common
CLASS OF SECURITIES ENTITLED TO VOTE	Common
CUSIP NO	83412N-107
RECORD DATE FOR NOTICE	March 11, 2003
RECORD DATE FOR VOTING	March 11, 2003
BENEFICIAL OWNERSHIP DETERMINATION DATE	March 11, 2003
MATERIAL MAIL DATE	~~March 19, 2003~~ April 4, 2003
BUSINESS	Non-Routine

Yours truly,
ALBERTA COMPLIANCE SERVICES INC.

"Sherri Van Ham"

Sherri Van Ham
Associate

cc Solana Petroleum Corp.
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